SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

TerraForm Power, Inc.

(Name of Issuer)

Class A common stock, $0.01 par value

(Title of Class of Securities)

88104R100

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88104R100
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw Composite Holdings, L.L.C. 20-3816265
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 4,578,575
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 4,578,575

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,578,575
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88104R100
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.L.C. 13-3799946
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 6,080,922
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 6,080,922

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,080,922
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.6%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88104R100
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.P. 13-3695715
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 6,080,922
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 6,080,922

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,080,922
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.6%
12.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 88104R100
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) David E. Shaw
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 6,080,922
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 6,080,922

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,080,922
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.6%
12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer
TerraForm Power, Inc.

(b)	Address of Issuer's Principal Executive Offices
7550 Wisconsin Avenue, 9th Floor Bethesda, Maryland 20814

Item 2.
(a)	Name of Person Filing
D. E. Shaw Composite Holdings, L.L.C. D. E. Shaw & Co., L.L.C. D. E. Shaw & Co., L.P. David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence
The business address for each reporting person is: 1166 Avenue of the Americas, 9th Floor New York, NY 10036

(c)	Citizenship

D. E. Shaw Composite Holdings, L.L.C. is a limited liability company organized under the laws of the state of Delaware.

D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.

D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.

David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities
Class A common stock, $0.01 par value

(e)	CUSIP Number
88104R100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

As of December 31, 2015:

(a) Amount beneficially owned:

D. E. Shaw Composite Holdings, L.L.C.:	4,578,575 shares

D. E. Shaw & Co., L.L.C.:

6,080,922 shares

This is composed of (i) 4,578,575 shares in the name of D. E. Shaw Composite Holdings, L.L.C., (ii) 557,362 shares in the name of D. E. Shaw CF-SP Series 1 MWP Acquisition, L.L.C., (iii) 318,658 shares in the name of D. E. Shaw CF-SP Series 13-04, L.L.C., (iv) 297,766 shares in the name of D. E. Shaw CF-SP Series 8-01, L.L.C., (v) 274,524 shares in the name of D. E. Shaw CF-SP Series 11-06, L.L.C., and (vi) 54,037 shares in the name of D. E. Shaw CF-SP Series 10-07, L.L.C.

D. E. Shaw & Co., L.P.:

6,080,922 shares

This is composed of (i) 4,578,575 shares in the name of D. E. Shaw Composite Holdings, L.L.C., (ii) 557,362 shares in the name of D. E. Shaw CF-SP Series 1 MWP Acquisition, L.L.C., (iii) 318,658 shares in the name of D. E. Shaw CF-SP Series 13-04, L.L.C., (iv) 297,766 shares in the name of D. E. Shaw CF-SP Series 8-01, L.L.C., (v) 274,524 shares in the name of D. E. Shaw CF-SP Series 11-06, L.L.C., and (vi) 54,037 shares in the name of D. E. Shaw CF-SP Series 10-07, L.L.C.

David E. Shaw:

6,080,922 shares

This is composed of (i) 4,578,575 shares in the name of D. E. Shaw Composite Holdings, L.L.C., (ii) 557,362 shares in the name of D. E. Shaw CF-SP Series 1 MWP Acquisition, L.L.C., (iii) 318,658 shares in the name of D. E. Shaw CF-SP Series 13-04, L.L.C., (iv) 297,766 shares in the name of D. E. Shaw CF-SP Series 8-01, L.L.C., (v) 274,524 shares in the name of D. E. Shaw CF-SP Series 11-06, L.L.C., and (vi) 54,037 shares in the name of D. E. Shaw CF-SP Series 10-07, L.L.C.

(b) Percent of class:

D. E. Shaw Composite Holdings, L.L.C.:	5.7%
D. E. Shaw & Co., L.L.C.:	7.6%
D. E. Shaw & Co., L.P.:	7.6%
David E. Shaw:	7.6%

(c) Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote:
	D. E. Shaw Composite Holdings, L.L.C.:	-0- shares
	D. E. Shaw & Co., L.L.C.:	-0- shares
	D. E. Shaw & Co., L.P.:	-0- shares
	David E. Shaw:	-0- shares

(ii)	Shared power to vote or to direct the vote:
	D. E. Shaw Composite Holdings, L.L.C.:	4,578,575 shares
	D. E. Shaw & Co., L.L.C.:	6,080,922 shares
	D. E. Shaw & Co., L.P.:	6,080,922 shares
	David E. Shaw:	6,080,922 shares

(iii)	Sole power to dispose or to direct the disposition of:
	D. E. Shaw Composite Holdings, L.L.C.:	-0- shares
	D. E. Shaw & Co., L.L.C.:	-0- shares
	D. E. Shaw & Co., L.P.:	-0- shares
	David E. Shaw:	-0- shares

(iv)	Shared power to dispose or to direct the disposition of:
	D. E. Shaw Composite Holdings, L.L.C.:	4,578,575 shares
	D. E. Shaw & Co., L.L.C.:	6,080,922 shares
	D. E. Shaw & Co., L.P.:	6,080,922 shares
	David E. Shaw:	6,080,922 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of (i) D. E. Shaw Composite Holdings, L.L.C., (ii) D. E. Shaw CF-SP Series 1 MWP Acquisition, L.L.C., (iii) D. E. Shaw CF-SP Series 13-04, L.L.C., (iv) D. E. Shaw CF-SP Series 8-01, L.L.C., (v) D. E. Shaw CF-SP Series 11-06, L.L.C., and (vi) D. E. Shaw CF-SP Series 10-07, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of (i) D. E. Shaw Composite Holdings, L.L.C., (ii) D. E. Shaw CF-SP Series 1 MWP Acquisition, L.L.C., (iii) D. E. Shaw CF-SP Series 13-04, L.L.C., (iv) D. E. Shaw CF-SP Series 8-01, L.L.C., (v) D. E. Shaw CF-SP Series 11-06, L.L.C., and (vi) D. E. Shaw CF-SP Series 10-07, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 6,080,922 shares as described above constituting 7.6% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 6,080,922 shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below, each of D. E. Shaw Composite Holdings, L.L.C., D. E. Shaw & Co., L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated December 16, 2014, granted by David E. Shaw in favor of Nathan Thomas, are attached hereto.

Dated: February 16, 2016

D. E. Shaw Composite Holdings, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas
Attorney-in-Fact for David E. Shaw